Exhibit 21.1

SUBSIDIARIES OF BLADE AIR MOBILITY, INC.

The following are the subsidiaries of Blade Air Mobility, Inc. as of May 28, 2021:

Subsidiary	Jurisdiction of Organization
Blade Urban Air Mobility, Inc.	Delaware
Blade Urban Ground Mobility LLC	New York
Blade US LLC	Delaware
FlyBlade LLC	Delaware